UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment  No.   7  )*

VESTIN REALTY MORTGAGE I, INC.
(Name of Issuer)

COMMON STOCK, $0.0001 PER SHARE PAR VALUE
(Title of Class of Securities)

925490 10 4
(CUSIP Number)

Michael V. Shustek
8880 W SUNSET ROAD, SUITE 200
LAS VEGAS, NEVADA 89148
(702) 227-0965
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 26, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec.Sec.240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. [   ].

*The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   925490 10 4

1	NAMES OF REPORTING PERSONS:
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Michael V. Shustek

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) [ ]
(b) [ ]
3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

[ X ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Nevada, USA
7	SOLE VOTING POWER:

NUMBER OF	557,102
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY	0
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON	557,102
WITH	10	SHARED DISPOSITIVE POWER:

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

557,102
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

TABLE OF CONTENTS

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 5.	Interest in Securities of the Issuer

Signatures

ITEM 1.	SECURITY AND ISSUER.

This statement constitutes Amendment No. 7 (“Amendment No. 7”) to the Statement on Schedule 13D, filed with the Securities and Exchange Commission on November 29, 2006 (the “Original Schedule 13D”) by Michael V. Shustek (the “Reporting Person”).   This Amendment No. 7 relates to the common stock, par value $0.0001 per share (the "Shares"), of Vestin Realty Mortgage I, Inc., a Maryland Corporation (the "Issuer" or “VRM I”) and is being filed by the Reporting Person.  The Issuer's current principal executive offices are located at 8880 W. Sunset Rd., Suite 200, Las Vegas, NV 89148.  This Amendment No. 7 is being filed to update certain information in the Schedule 13D.   Except as specifically amended by this Amendment No. 7, the Original Schedule 13D, as amended by the Prior Amendments, remains in full force and effect.  Capitalized terms used but not defined herein shall have the meaning set forth in the Original Schedule 13D.

ITEM 2.	IDENTITY AND BACKGROUND

Reporting Person:

(a)	Michael V. Shustek.

(b)	8880 W. Sunset Rd, Suite 200, Las Vegas, NV 89148.

(c)
Mr. Shustek is the Chief Executive Officer (“CEO”) and director of the Issuer, Vestin Realty Mortgage II, Inc., inVestin Nevada, Inc., Vestin Group, Inc., Vestin Mortgage Inc., Vestin Originations, Inc., and Shustek Investments, Inc. and the managing member of Vestin Fund III, LLC.  The principal business of these companies is to invest in, or originate loans secured by real estate through deeds of trust or mortgages.

(d)	During the last five years Mr. Shustek has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
On September 27, 2006, the Securities and Exchange Commission entered an Administrative Order (the “Order”) naming Vestin Mortgage, Inc. and its Chief Executive Officer, Michael Shustek, as well as Vestin Capital as respondents (collectively, the “Respondents”.)  The Respondents consented to the entry of the Order without admitting or denying the findings therein.  In the Order, the Commission finds that the Respondents violated Sections 17(a)(2) and 17(a)(3) of the Securities Act of 1933 through the use of certain slide presentations in connection with the sale of units in Vestin Fund III, LLC and in the predecessor of Vestin Realty Mortgage II, Inc. (“VRM II”), Vestin Fund II, LLC.  The Respondents consented to the entry of a cease and desist order, the payment by Mr. Shustek of a fine of $100,000 and Mr. Shustek’s suspension from association with any broker or dealer for a period of six months.  In addition, the Respondents agreed to implement certain undertakings with respect to future sales of securities.

(f)	Citizenship USA.

Company holding shares indirectly held by Reporting Person:

(a)	Vestin Mortgage, Inc. a Nevada corporation (“Vestin Mortgage”).

(b)	8880 W. Sunset Rd, Suite 200, Las Vegas, NV 89148.

(c)	Vestin Mortgage is engaged in the management of REITs and other companies that invest in real estate mortgages.

(d)	During the last five years Vestin Mortgage has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           On September 27, 2006, the Securities and Exchange Commission entered an Administrative Order (the “Order”) naming Vestin Mortgage, Inc. and its Chief Executive Officer, Michael Shustek, as well as Vestin Capital as respondents (collectively, the “Respondents”.)  The Respondents consented to the entry of the Order without admitting or denying the findings therein.  In the Order, the Commission finds that the Respondents violated Sections 17(a)(2) and 17(a)(3) of the Securities Act of 1933 through the use of certain slide presentations in connection with the sale of units in Vestin Fund III, LLC and in the predecessor of Vestin Realty Mortgage II, Inc. (“VRM II”), Vestin Fund II, LLC.  The Respondents consented to the entry of a cease and desist order, the payment by Mr. Shustek of a fine of $100,000 and Mr. Shustek’s suspension from association with any broker or dealer for a period of six months.  In addition, the Respondents agreed to implement certain undertakings with respect to future sales of securities.

(f)	Citizenship N/A.

Parent of Vestin Mortgage, Inc.:

(a)	Vestin Group, Inc. a Nevada corporation (“Vestin Group”).

(b)	8880 W. Sunset Rd, Suite 200, Las Vegas, NV 891483.

(c)	Vestin Group is primarily engaged in the commercial mortgage brokerage business through its subsidiaries.

(d)	During the last five years Vestin Group has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years Vestin Group has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations of such laws.

(f)	Citizenship N/A.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Original Schedule 13D, is hereby amended to include the following information:

The personal funds of Mr. Shustek were used for the purchase of the Issuer’s common stock, as described in Item 4 of Schedule 13D.    In addition, all of the 100,000 shares indirectly held by Mr. Shustek, through Vestin Mortgage, were issued by Vestin Fund I, LLC, the predecessor of the Issuer, to Vestin Mortgage for registration and start-up costs paid by Vestin Mortgage to unrelated third parties on behalf of Vestin Fund I, LLC.  The aggregate amount of funds used by Mr. Shustek to purchase shares of the Issuer’s common Stock is $2,077,390.

ITEM 5.                      INTEREST IN SECURITIES OF THE ISSUER.

(a)
Aggregate Number and Percentage of Securities.  The Reporting Person is the beneficial owner of 557,102 shares of Common Stock of the Issuer, representing approximately 8.8% of the Issuer's common stock (based upon 6,340,859 shares of common stock outstanding at September 2, 2011).  The Reporting Person, directly owns 457,102 shares of the Issuer’s common stock (totaling 7.2%) and indirectly owns and has economic benefit of 100,000 shares of the Issuer’s common stock (totaling 1.6%) through his ownership of Vestin Mortgage.

(b)	Power to Vote and Dispose. The Reporting Person has sole voting and dispositive power with respect to shares he owns directly and with respect to shares owned by Vestin Mortgage.

(c)	Certain Rights of Other Persons. Not applicable.

(d)	Date Ceased to be a 5% Owner. Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	September 2, 2011

By:	/s/ Michael V. Shustek
Michael V. Shustek